[redacted]

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 12 2013 DIVISION OF TRADING & MARKETS

SECU [barcode] SSION

13025582

DD 6/26/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapin Davis, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore (City) Maryland (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Moffit 410-435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5, Hunt Valley, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/2/13

OATH OR AFFIRMATION

I, R. Bruce Alderman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapin Davis, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPIN DAVIS, INC.

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Chapin Davis, Inc.

We have audited the accompanying statement of financial condition of Chapin Davis, Inc., as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward, P.A.

Hunt Valley, Maryland
February 7, 2013

CHAPIN DAVIS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
CURRENT ASSETS:	
Cash	$ 528,597
Securities owned:	
Marketable, at market value	419,041
Not readily marketable, at estimated fair value	1,000
Deposits with clearing organization	100,031
Receivable from clearing organization	346,795
Receivable from employees, current portion	54,154
Receivable income Tax	102,075
Prepaid expenses	95,353
Total current assets	1,647,046
Receivable from employees, less current portion	75,916
Equipment and furniture, at cost less accumulated depreciation of $150,453	109,486
TOTAL ASSETS	$ 1,832,448
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 326,201
Obligation under capital lease, current portion	18,325
Securities sold, net yet purchased, at market value	4,720
Unearned fees, current portion	50,000
Total current liabilities	399,246
LONG-TERM LIABILITIES:	
Unearned fees	450,000
Obligations under capital lease, less current portion	57,254
Deferred Income taxes	17,566
Total long term liabilities	524,820
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares authorized; 107,600 shares outstanding	10,760
Paid-in capital	77,990
Retained earnings	819,632
Total stockholders' equity	908,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,832,448

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

Revenues	
Commissions	$ 3,318,250
Principal transactions	777,683
Interest	178,577
Investment advisory fees	948,062
Other	257,189
Total revenue	5,479,761
Expenses	
Compensation and benefits	4,391,547
Floor brokerage and clearing fees	208,674
Communications	43,026
Occupancy and equipment rental	388,548
Other	621,100
Total expenses	5,652,895
Loss before income taxes	(173,134)
Benefit from income taxes	63,720
Net loss	$(109,414)

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2012	$ 11,780	$ 103,075	$ 995,460	$ 1,110,315
Net loss			(109,414)	(109,414)
Issuance of common stock	50	4,385	----	4,435
Redemption of common stock:	(1,070)	(29,470)	(66,414)	(96,954)
Balance, December 31, 2012	$ 10,760	$ 77,990	$ 819,632	$ 908,382

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
STATEMENT OF CASH FLOW
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$(109,414)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,750
Deferred Taxes	8,472
(Increase) decrease in operating assets:	
Deposits with clearing organization	(10)
Receivable from clearing organization	(82,486)
Receivable from employees	25,063
Income tax refunds receivable	(9,636)
Securities owned, net	(311,850)
Prepaid expenses	(8,235)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	70,413
Unearned fee income	500,000
Net cash provided by operating activities	111,067
Cash flows from investing activities:	
Purchase of office equipment	(36,693)
Net cash used in investing activities	(36,693)
Cash flows from financing activities:	
Capital lease	(16,504)
Issuance of common stock	4,435
Redemption of common stock	(96,954)
Net cash used in financing activities	(109,023)
Net decrease in cash	(34,649)
Cash at January 1, 2012	563,246
Cash at December 31, 2012	$ 528,597
Supplemental cash flow disclosures:	
Cash payments for:	
Interest	$ 8,901
Income taxes	$ ----

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement. The Company changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

The Company forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for the Company on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

2. Summary of Significant Accounting Policies - Continued

C. Office Equipment

Office equipment is recorded at cost - $259,939, net of accumulated depreciation of $150,453 at December 31, 2012. Depreciation of office equipment is determined by use of a straight line method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Related Party – Commissions Earned

Commissions earned on insurance products sold by the Company totaled $218,000 in 2012.

G. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

H. Advertising

Advertising costs for 2012 were $67,041. These costs are expensed as incurred.

2. Summary of Significant Accounting Policies – Continued

I. Income Taxes

The Company adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under the examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2009 for federal and state purposes. Management has performed its evaluation of all other income tax positions taking on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties by various taxing authorities. These amounts have historically been insignificant and are classified as other expenses when they occur.

Deferred income taxes are provided for temporary differences arising from using the straight line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes.

3. Investments and Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assests or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

3. Investments and Fair Value Measurements – Continued

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes, other securities owned and securities available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At December 31, 2012, the Company did not adjust prices received from the independent Clearing Firm. Liabilities are recorded at amounts that approximate fair value except as noted below.

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2012

3. Fair Values of Assets and Liabilities – Continued

The following table presents the Company's fair value hierarchy as of December 31, 2012 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit with clearing organizations	$ 100,031	$ ----	$ ----	$ 100,031
Other securities owned	----	----	1,000	1,000
Securities actively traded	419,041	----	----	419,041
Total assets at fair value	$ 519,072	$ ----	$ 1,000	$ 520,072
Liabilities				
Securities sold, net yet purchased	$ 4,720	$ ----	$ ----	$ 4,720
Total liabilities at fair value	$ 4,720	$ ----	$ ----	$ 4,720

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company did not make a contribution to the Plan for the year ended December 31, 2012.

5. Income Taxes

The Company files a consolidated income tax return with its wholly owned subsidiary Chapin Davis Insurance, Inc. which has a minimal amount of net income.

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2012

5. Income Taxes - Continued

The provision for income taxes on the statement of income consists of the following:

Current	Federal	$(58,205)
	State	(13,987)
Deferred	Federal	6,493
	State	1,979
Total		$(63,720)

Deferred federal and state tax liabilities as of December 31, 2012 were $13,223 and $4,343, respectively, and arose due to timing differences because of different depreciation methods used for book and tax purposes.

The tax benefit is determined by applying statutory rates to the loss carried back to 2010.

The Company recognized no penalties or interest during the year associated with its tax filings.

6. Lease Commitments

The Company leases its offices under a non-cancelable operating lease expiring in 2013. At December 31, 2012, the aggregate future minimum commitment under the lease is as follows:

Year Ended December 31, 2013	$ 156,000

7. Obligations Under Capital Lease

The Company has entered into a capital lease for certain equipment. Obligations under this capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2012 was $98,465 and $29,538, respectively.

Future minimum payments under the capital lease are as follows:

2013	$ 25,405
2014	25,405
2015	25,405
2016	14,820
Total future payments	91,035
Less: amount representing interest	15,456
Present value of future payments	$ 75,579

8. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

8. Credit Risk – Continued

The Company has concentrated its credit risk by maintaining deposits in Bank of America and First Clearing, LLC. The deposits in Bank of America may at times exceed amounts covered by the insurance provided by the U .S. Federal Deposit Insurance Company (FDIC). The deposits in First Clearing, LLC may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

9. Employee Loans

Several employees of the company have been advanced monies per a Company Employment Agreement. The loans are scheduled to be repaid over the next three years. At December 31, 2012, the balances are as follows:

Year Ended December 31:	
2013	$ 54,154
2014	44,654
2015	31,262
Total	$ 130,070

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2012, the Company's net capital was $449,893 which exceeded the capital requirements of $100,000 by $349,893 and its net capital ratio was 0.93 to 1.

11. Unearned Income

The Company signed a clearing agreement with First Clearing, LLC in 2006 which established a set schedule for fees. In November 2012 the companies agreed to amend the fee structure and extend the agreement for five years. First Clearing, LLC paid the Company $500,000 to amend the agreement. If the Company terminates the agreement it will have to pay a termination fee. The Company recorded the $500,000 as unearned income and will recognize the reduction of the termination fee (and record income) on the anniversary date of the agreement over the next five years, in accordance with the agreement.

12. Subsequent Events

Management evaluated subsequent events through February 7, 2013 the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2012, but prior to February 7, 2013 that provided additional evidence about conditions that existed at December 31, 2012, have been recognized in the financial statements for the year ended December 31, 2012.

Schedule 1

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2012

NET CAPITAL	
Total stockholders' equity	$ 908,382
Deduct:	
Stockholders' equity not allowable for net capital	----
Total stockholders' equity qualified for net capital	908,382
Deductions and/or charges:	
Total non-allowable assets	437,984
Net capital before haircuts on securities positions	470,398
Haircuts on Securities	
Trading and investing securities:	
U.S. and state government obligations	----
Corporate obligations	236
Stocks and warrants	10,390
Other securities	9,879
Undue concentration	----
	20,505
Net capital	$ 449,893

Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2012

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 326,201
Obligations under capital lease	75,579
Deferred income tax	17,566
Total aggregate indebtedness	$ 419,346

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 349,893
Net capital less 120% of minimum dollar net capital requirement	$ 329,893
Ratio: Aggregate indebtedness to net capital	0.93 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Chapin Davis, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

CHAPIN DAVIS, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2012.

Schedule III

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH&WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Chapin Davis, Inc.

In planning and performing our audit of the financial statements of Chapin Davis, Inc., as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth + Ward PA

Hunt Valley, Maryland
February 7, 2013

SMYTH&WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Chapin Davis, Inc.
2 Village Square, Suite 200
Baltimore, Maryland 21210

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Chapin Davis, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chapin Davis, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chapin Davis, Inc.'s management is responsible for the Chapin Davis, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Provided the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward PA

Hunt Valley, Maryland
February 7, 2013